Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended February 28,
	2011		2010

Net income	$152		$175
Income tax expense (benefit), net	5		(15)

Income before income taxes	157		160

Fixed charges
Interest expense, net	86		96
Interest portion of rent expense (a)	5		6
Capitalized interest	6		7

Total fixed charges	97		109

Fixed charges not affecting earnings
Capitalized interest	(6)		(7)

Earnings before fixed charges	$248		$262

Ratio of earnings to fixed charges	2.6	x	2.4	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.